Exhibit 99.3

604 Page 1 of 3 15 July 2001

Form 604

Corporations Act 2001

Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Immuron Limited
ACN/ARSN	063 114 045

1. Details of substantial holder (1)

Name	Peter Anastasiou
ACN/ARSN (if applicable)	N/A

There was a change in the interests of the
substantial holder on	24/November /2017
The previous notice was given to the company on	16/June/2017
The previous notice was dated	16/June/2017

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice
	Person’s votes	Voting power (5)	Person’s votes	Voting power (5)
Ordinary Shares	14,971,644	11.51%	16,398,644	12.68%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities	Person’s votes affected
	changed			affected
As per
resolution 5
approvad by
		shareholders		Ordinary	Ordinary
13 Dec	Grandlodge	at the Annual	AUD$140,000	Shares	Shares
2017	Pty Ltd	General		875,000	875,000
Meeting of the
Company held
on 13th
November 2017
2 Oct	Grandlodge	On market		Ordinary	Ordinary
2017	Pty Ltd	acquisition	AUD$2,392.50	Shares	Shares
				14,500	14,500
3 Oct	Grandlodge	On market	AUD$29,980.17	Ordinary	Ordinary
2017	Pty Ltd	acquisition		Shares	Shares
				181,698	181,698

18 Aug	Grandlodge	On market	AUD$7,150.00	Ordinary	Ordinary
2017	Pty Ltd	acquisition		Shares	Shares
				52,000	52,000

11 Aug	Grandlodge	On market	AUD$627.33	Ordinary	Ordinary
2017	Pty Ltd	acquisition		Shares	Shares
				3,802	3,802

3 Aug	Grandlodge	On market	AUD$47,711.46	Ordinary	Ordinary
2017	Pty Ltd	acquisition		Shares	Shares
				239,166	239,166

4 Aug	Grandlodge	On market	AUD$12,166.80	Ordinary	Ordinary
2017	Pty Ltd	acquisition		Shares	Shares
				60,834	60,834

604 Page 2 of 3 15 July 2001

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person’s votes
Peter Anastasiou	Grandlodge Pty Ltd	Grandlodge Pty Ltd	Shareholder	Ordinary Shares 10,709,254	10,709,254
Peter Anastasiou	Advanced Clinical Systems International Pty Ltd	Advanced Clinical Systems International Pty Ltd	Shareholder	Ordinary Shares 1,421,874	1,421,874
Peter Anastasiou	Mr Peter Anastasiou & Mrs Kristine Patricia Anastasiou (Anastasiou Super Fund A/C)	Mr Peter Anastasiou & Mrs Kristine Patricia Anastasiou (Anastasiou Super Fund A/C)	Shareholder	Ordinary Shares 2,907,236	2,907,236
Peter Anastasiou	Wattle Laboratory Pty Ltd	Wattle Laboratory Pty Ltd	Shareholder	Ordinary Shares 1,360,280	1,308,280

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
All	Unit 10, 25-37 Chapman Street, Blackburn North, VIC. 3130

Signature

print name	Mr. Peter Anastasiou	capacity	Director
sign here		date	21/December/2017

604 Page 3 of 3 15 July 2001

DIRECTIONS

(1)	If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2)	See the definition of “associate” in section 9 of the Corporations Act 2001.

(3)	See the definition of “relevant interest” in sections 608 and 671B(7) of the Corporations Act 2001.

(4)	The voting shares of a company constitute one class unless divided into separate classes.

(5)	The person’s votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6)	Include details of:

(a)	any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b)	any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of “relevant agreement” in section 9 of the Corporations Act 2001.

(7)	Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8)	If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write “unknown”.

(9)	Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.